Exhibit 1.1

WISeKey to Reverse Split its ADS on June 22, 2022

Geneva, Switzerland, June 15, 2022 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules– WISeKey International Holding Ltd. (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company” or the “Group”), a leading cybersecurity and IoT company, announced today a 1-for-2 reverse split of American Depository Shares (“ADS”) listed on the NASDAQ under the ticker “WKEY.”

Under the current ratio, 1 ADS represents 5 Class B common shares listed on the Swiss Stock Exchange which means that, post-split 1 ADS will represent 10 Class B common shares.

The number of shares owned by ADS holders will be adjusted after the closing bell on Wednesday, June 22, 2022.

There will be no change to the total number of the Company’s Class B common shares. The ADS holders of record on the effective date of the reverse split will not be required to take any action in connection with the ADS ratio change. The exchange of every two (2) then-held ADSs for one (1) new ADS will occur automatically with the then-held ADSs being canceled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. WISeKey’s ADSs will continue to trade on the NASDAQ under the symbol “WKEY”.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, the fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, but the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than 2 times the ADS price before the change.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the IoT, Blockchain and AI. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.